

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 25, 2006

Richard P. Dealy
Executive Vice President and Chief Financial Officer
Pioneer Natural Resources Company
5205 N. O'Connor Blvd., Suite 900
Irving, Texas 75039

> **Re: Pioneer Natural Resources Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed January 13, 2006**
> **File No. 001-13245**

Dear Mr. Dealy:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

April Sifford
Branch Chief

cc: Mr. Ryan Milne